UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Blackrock Municipal 2020 Term Trust

(Name of Issuer)

Auction Preferred Stock

(Title of Class of Securities)

09249X208

09249X307

09249X406

(CUSIP Number)

December 29, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09249X208, 09249X307, 09249X406	SCHEDULE 13G	Page 2 of 5

(1)

Names of reporting persons

UBS Group AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS Group AG to which UBS Group AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS Group AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients.

(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 0
(7) Sole dispositive power
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.00%
(12)	Type of reporting person (see instructions) BK

**	These amounts reflect UBS Group AG’s combined holdings in the series of auction preferred stock of the issuer identified by the CUSIP number(s) set forth on the cover page of this Schedule 13G.
***	This calculation reflects a fraction the numerator of which is the total set forth in Item 9 of this cover page and the denominator of which is the aggregate amount of auction preferred stock of all series identified in Item 2(e) of this Schedule 13G, which latter amount is treated herein as a single class of securities.

CUSIP No. 09249X208, 09249X307, 09249X406	SCHEDULE 13G	Page 3 of 5

Item 1(a)	Name of issuer:

Blackrock Municipal 2020 Term Trust

Item 1(b)	Address of issuer’s principal executive offices:

100 Bellevue Parkway

Wilmington, DE 19809

2(a) Name of person filing:

UBS Group AG

2(b) Address or principal business office or, if none, residence:

Bahnhofstrasse 45

P.O. Box CH-8049

Zurich, Switzerland

2(c) Citizenship:

Switzerland

2(d) Title of class of securities:

Auction Preferred Stock

2(e) CUSIP No.:

09249X208

09249X307

09249X406

CUSIP No. 09249X208, 09249X307, 09249X406	SCHEDULE 13G	Page 4 of 5

This response lists the CUSIP numbers assigned to every series of auction preferred securities issued by the Issuer and not redeemed, including series in which UBS Group AG may not have an ownership position.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0.

(b) Percent of class: 0.00%.

CUSIP No. 09249X208, 09249X307, 09249X406	SCHEDULE 13G	Page 5 of 5

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote _________.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of _________.

(iv) Shared power to dispose or to direct the disposition of 0.00%.

Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This statement on Schedule 13G is being filed by UBS Group AG, for the benefit and on behalf of UBS Securities LLC and UBS Financial Services Inc., two-wholly owned subsidiaries of UBS Group AG to which UBS Group AG has delegated portions of its performance obligations with respect to the Auction Rate Securities Rights issued by UBS Group AG to certain clients and pursuant to which the securities reported herein have been purchased from such clients.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018	Signature:	/s/ William Chandler
	Name:	William Chandler
	Title:	Managing Director, UBS Group AG

Date: February 13, 2018	Signature:	/s/ Stevenson Giles
	Name:	Stevenson Giles
	Title:	Authorized Officer, UBS Group AG